SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Blackhawk Biofuels, LLC

(Name of Issuer)

Class A Units

(Title of Class of Securities)

NONE

(CUSIP Number)

Natalie Lischer, Secretary

Renewable Energy Group, Inc.

416 S. Bell Avenue, P.O. Box 888

Ames, IA 50010

Phone: 515-239-8000

May 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE

1	Names of Reporting Persons Renewable Energy Group, Inc. IRS No. 20-5009074

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,690,206

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,690,206

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,690,206

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10%

14	Type of Reporting Person (See Instructions) CO (corporation)

CUSIP No. NONE

Item 1.	Security and Issuer.
(a) Title of Class of Securities: Class A Units (b) Name of Issuer: Blackhawk Biofuels, LLC (c) Address of Issuer’s Principal Executive Offices: 210 W. Spring Street, Freeport, IL 61032-4230

Item 2.	Identity and Background.

(a)   Name of Person Filing: Renewable Energy Group, Inc. and its wholly owned subsidiaries, REG Ventures, LLC (Taxpayer Identification No. 20-5984041) and REG Newco, Inc. (Taxpayer Identification No. 26-4785427)

(b)   Residence or Business Address: 416 S. Bell Avenue, Ames, IA 50010

(c)   Principal Occupation or Employment: Renewable Energy Group, Inc. is engaged in the business of production and marketing of biodiesel. REG Ventures, LLC and REG Newco, Inc. are investment holding subsidiaries of Renewable Energy Group, Inc.

(d)   Conviction in a criminal proceeding during the last five years: N/A

(e)   Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: N/A

(f)    Citizenship: N/A

Item 3.	Source and Amount of Funds or Other Consideration.
Working capital.

Item 4.	Purpose of Transaction.

Renewable Energy Group, Inc. has entered into an Agreement and Plan of Merger by and among REG Newco, Inc., REG Danville, LLC, Blackhawk Biofuels, LLC and Renewable Energy Group, Inc. dated May 11, 2009.

Item 5.	Interest in Securities of the Issuer.

(a)   Aggregate number and percentage of the Class beneficially owned: 1,690,206 Class A Units representing 10% of the 16,619,474 Class A Units issued and outstanding as of March 31, 2009 as reported in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2008.

(b)   Voting and Dispositive Power: The reporting person holds indirect power to vote or dispose of the Class A Units through its wholly-owned subsidiary REG Ventures, LLC, which holds the units directly.

(c)   Transactions within 60 days: Acquisition of 147,982 units in payment of interest on Subordinated Loan.

(d)   Right to Direct the Receipt of Dividends: No person other than REG Ventures, LLC has the right to receive or the power to direct the receipt of dividends for, or any proceeds for the sale of the Class A units beneficially owned by Renewable Energy Group, Inc.

(e)   Last Date on Which Reporting Person Ceased to be a 5% Holder: N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Agreement and Plan of Merger by and among REG Newco, Inc., REG Danville, LLC, Blackhawk Biofuels, LLC and Renewable Energy Group, Inc. dated May 11, 2009 is incorporated by reference from Exhibit 2.1 of the issuer’s Current Report on Form 8-K dated May 11, 2009.

Item 7.	Material to be Filed as Exhibits.

A copy of the Agreement and Plan of Merger by and among REG Newco, Inc., REG Danville, LLC, Blackhawk Biofuels, LLC and Renewable Energy Group, Inc. dated May 11, 2009 is incorporated by reference from Exhibit 2.1 of the issuer’s Current Report on Form 8-K dated May 11, 2009.

CUSIP No. NONE

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	May 21, 2009

Renewable Energy Group, Inc. for itself and its wholly owned subsidiaries, REG Ventures, LLC and REG Newco, Inc.

		By:	/s/ Natalie Lischer
Natalie Lischer
Secretary